Exhibit 4.2

VIAD CORP

CERTIFICATE OF ADJUSTED PURCHASE PRICE OR NUMBER OF SHARES

     The undersigned hereby certifies that he is the duly elected, qualified and acting Vice President – General Counsel and Secretary of Viad Corp, a Delaware corporation (the “Company”), and pursuant to Section 12 of that certain Rights Agreement (the “Rights Agreement”) dated as of February 28, 2002 between the Company and Wells Fargo Bank, N.A. (formerly Wells Fargo Bank Minnesota, N.A.), as Rights Agent (the “Rights Agent”), hereby certifies to the Rights Agent as follows:

     1. On July 1, 2004, the Company effected a one-for-four reverse stock split (the “Reverse Stock Split”) of shares of its common stock, par value $1.50 per share (the “Common Shares”). Each four Common Shares outstanding at the time the Reverse Stock Split was effected were converted into one Common Share.

     2. Pursuant to Section 11(n) of the Rights Agreement, the number of Preferred Shares (as defined in the Rights Agreement) purchasable upon the exercise of each Right was increased from one one-hundredth of a Preferred Share to one twenty-fifth of a Preferred Share.

     3. Pursuant to Section 11(n) of the Rights Agreement, the number of outstanding Rights was decreased by a factor of four such that each Common Share outstanding immediately after the Reverse Stock Split shall have issued with respect to it one Right.

     4. Pursuant to the Certificate of Designations setting forth the rights, preferences and limitations of the Preferred Shares, as a result of the Reverse Stock Split, each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $0.25 per share but will be entitled to an aggregate dividend of 25 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $25 per share but will be entitled to an aggregate payment of 25 times the payment made per Common Share. Each Preferred Share will have 25 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 25 times the amount received per Common Share.

     5. As of the date hereof, a Distribution Date has not occurred.

     6. Capitalized terms used and not defined herein have the meanings given to them in the Rights Agreement.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate this 9th day of July, 2004.

VIAD CORP
By /s/ Scott E. Sayre
Scott E. Sayre
Vice President - General Counsel and Secretary